vodafone

82-4969

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA

Athens,27/09/2002

02055148

SUPPL

02 OCT -2 AM 10:56

Dear Sirs,

Following the completion of Vodafone-Panafon AGM please find attached the dividend payment announcement.

Sincerely,

Dimitris Tsorbatzoglou
Head of Investor Relations

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Enclosures: Dividend Payment Announcement for the Fiscal Year 1/4/2001-31/3/2002
New Board of Directors Announcement 26/09/2002
Annual General Meeting Press Release 26/09/2002

dlw
10/3

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001
www.vodafone.gr

VODAFONE - PANAFON
HELLENIC TELECOMMUNICATIONS COMPANY
Company 's Registration Number 26089/06/B/92/01

DIVIDEND PAYMENT ANNOUNCEMENT FOR THE FISCAL YEAR 1/4/2001 – 31/3/2002

According to the relevant decision of the Annual General Meeting dated September 26 2002, the dividend per share for the period (1/4/2001 – 31/3/2002) will be 0,11 euro. This amount is free of all taxes or other payments of similar nature imposed by law 2065/92. All shareholders having acquired Vodafone-Panafon shares until 26/9/2002 are entitled to the above dividend.

Starting from 27/9/2002 Vodafone - Panafon shares will trade ex-dividend rights.

The dividend will be distributed to the shareholders by mailing Alpha Bank cheques in euros.
The distribution will be held on 29/10/2002.

For more information please contact Investor Relations Department.
tel: 00301 06160330/ 0031 06160061.

Maroussi, 26/9/2002
The Board of Directors

ANNOUNCEMENT

26 September 2002

NEW VODAFONE-PANAFON BOARD OF DIRECTORS

Elected at the Annual General Meeting

At the Vodafone-Panafon Annual General Meeting held today, 26 September 2002, two new members were added to the existing Board of Directors in compliance with the law for corporate governance. The new Board of Directors was elected for a five-year period.

The new Board of Directors is comprised of:

1. Sokrates Kokkalis – Chairman, non executive member
2. George Koronias -Vice President and Chief Executive Officer, executive member
3. Vittorio Colao - non executive member
4. Emmanuel Tournon - non executive member
5. Pietro Guindani - non executive member
6. Paolo Huscher - non executive member
7. Roberto Larocca - non executive member
8. Emmanouil Protonotarios - independent non executive member (Professor in telecommunications in the National Technical University of Athens and Columbia University New York) - ***new member***
9. Dimitris Hatzigrigoriadis - independent non executive member (lawyer) - ***new member***

--Ends--

For Further Information Contact:

Dimitris Tsorbatzoglou Head of Investor Relations Tel: +301 0 6160019
ir@Vodafone.gr, *website* www.Vodafone.gr

Lulu Bridges or Justin Griffiths,
Tavistock Communications, *Tel: +(44) 20 7600 2288*

Nicolas Bornozis ,
Capital Link, Tel: + (212) 661 7566

vodafone™

Press release
26/09/2002

Profitable Growth: Our Message for the Future
Election of New Board of Directors

At the Annual General Meeting of Vodafone–Panafon that was held in Athens today, the management of the company presented to shareholders its achievements and fiscal results for the year ended 31 March 2002.

The period under review was marked by the change of the company's brand name from Panafon-Vodafone to Vodafone, along with the adoption of the overall commercial identity of the Vodafone Group. It has to be noted that Vodafone-Panafon's commercial policy, which turned the Vodafone brand into one of the most recognisable ones in the Greek market, was very successful and enabled the company to change its brand name faster than initially estimated.

The financial stability of the company was underlined during the Annual General Meeting. The company's turnover amounted to €990 million, an increase of 17.2% compared to the previous year, while EBITDA increased from €387.9 million to €427.5 million, representing a 10.2% increase.

Apart from the encouraging financial results, Vodafone-Panafon has a constantly growing customer base, consisting of almost 3,000,000 customers (March 2002), of which 27% are contract customers, while the remaining 73% are prepaid customers. It is worth noting that Vodafone-Panafon holds a 45% share of the Greek corporate customer market.

"The company's customer base is growing very fast and there is a continuous effort to upgrade both the services offered to the customers of Vodafone-Panafon, as well as the network capacity and quality. Indeed, "Passion for our Customers" is one of the Values governing the entire Vodafone Group that contributes to the implementation of the company's vision. Within this context, the company proceeded to make new important investments during the past fiscal year", commented Mr. Koronias, CEO of the company.

Mr. Koronias added: "All the above strategic steps have one main objective: the provision of the best services, the optimisation of technology supporting them and the most extensive network coverage, in order to continue satisfying our customers. It is our commitment at Vodafone-Panafon to proceed with taking all steps necessary to achieve this, in order to be in a position to cover our customers' growing needs, in accordance with current demands, and to provide maximum value to our shareholders."

Another fact worth mentioning, is the formation and establishment of Vodafone Albania, through the active participation of Vodafone-Panafon. Vodafone Albania, launched in August 2001 and considered to be the springboard for new investment activities in the Balkans and South Eastern European markets, has been very successful to date. Vodafone Albania has 216,993 customers and a market share of 37,6% (end of June 2002).

The Annual General Meeting of the company's shareholders approved the annual financial statements for the period ended 31 March 2002 and approved a dividend payment of €0.11 per share. Payment of dividends will begin on 29 October 2002. Moreover, the Annual General Meeting approved the financial statements of the merged company NEXTNET. (NEXTNET was previously one of Vodafone–Panafon's service providers).

Finally, two new members were added to the existing Board of Directors in compliance with the law for corporate governance. The new Board of Directors was elected for a five-year period.

The new Board of Directors is comprised of:

Sokrates Kokkalis – Chairman, non executive member
George Koronias – Vice President and Chief Executive Officer, executive member
Vittorio Colao - non executive member
Emmanuel Tournon - non executive member
Pietro Guindani - non executive member
Paolo Huscher - non executive member
Roberto Larocca - non executive member
Emmanouil Protonotarios - independent non executive member (Professor in telecommunications in the National Technical University of Athens and Columbia University of New York) – ***new member***
Dimitris Hatzigrigoriadis - independent non-executive member (lawyer) – ***new member***

--Ends--

For Further Information Contact:

Dimitris Tsorbatzoglou Head of Investor Relations Tel: +301 0 6160019
ir@Vodafone.gr, *website* www.Vodafone.gr

Lulu Bridges or Justin Griffiths,
Tavistock Communications, *Tel: +(44) 20 7600 2288*

Nicolas Bornozis ,
Capital Link, Tel: + (212) 661 7566

Notes to Editors:

1. Vodafone-Panafon S.A shares are quoted on the Athens Stock Exchange and its GDSs are quoted on the London Stock Exchange. The shares and GDS's began trading on Monday 7 December 1998 in ASE and LSE respectively. Despite the company adopting the Vodafone brand name on 21 January 2002, the company's shares remain listed under the company's distinctive title Vodafone-Panafon.

2. Vodafone-Panafon S.A has 543,314,000 shares in issue (after the completion of the merger with NextNet SA on February 18th 2002).

3. Vodafone-Panafon S.A is a shareholder in:

Panafon Services	100.00 per cent(is in the process of merger with Vodafone-Panafon S.A)
Mobitel	35.01 per cent
Ideal Telecom	51.00 per cent
Panafon International Holdings	100.00 per cent
BE- Business Exchanges	30.00 per cent
Vodafone Bulgaria	20.00 per cent
I.N.A	10.555 per cent
CBS	24.00 per cent
Vizzavi Hellas	20.00 per cent
ACOM	20.00 per cent
E-Motion Albania	51.00 per cent
E-Motion Cyprus	100.00 per cent
E-Kinitron	2.00 per cent (49% through E-motion Cyprus)
E-Unifon	50.00 per cent (under liquidation)
Mergers	
Panafon Multimedia	100.00 per cent (merger completed January 2002)
Next Net	20.10 per cent (the merger completed February 2002)
Tetoma Com	100.00 per cent (merger completed January 2002

4. Vodafone-Panafon S.A was awarded a license to operate a GSM network in Greece for a period of 20 years in August 1992. The network commenced operations on 1 July 1993.

5. Vodafone-Panafon S.A shareholding structure is as follows:

Vodafone Group Plc	51.88 per cent (includes 9.43% of its 100% subsidiary: Data Holdings)
France Telecom	10.85 per cent (includes 8.02% exchangeable bond exchanged to Panafon shares)
Intracom S.A	9.43 per cent (after the completion of the merger Intracom – Intrasoft)
Free float	27.84 per cent

Vodafone-Panafon S.A listings:

Shares: Athens SE, Reuters PANr.AT. Bloomberg PANF GA. Nominal value GRD 100. ISIN GRS 307 333 005. SEDOL 556 0349.

GDRs: LSE . Reuters PANq.L Bloomberg PFH GR, PFHD LI. ISIN US 6981 132 060. SEDOL 556 0361.
Rule 144A: Bloomberg Nasdaq 2250Q US. ISIN US 6981 131 070. SEDOL 230 2629

Indices: ASE General Index composite (ASE), ASE Telecom Index (ASEDTL), FTSE/ASE 20 INDEX (FTASE), DJ EUROPE ST TEL (SXKP), BE500 Bloomberg Europe, DJ EUROPE STOXX (SXXP), DJ EUROPE ST TEL (SXKE), DJ EURO STOXX P (SXXE), DJ STOXX 600 TEL (SXKP), BE500 TELECOM SECTOR (BETELES), MSCI